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                                                                    Exhibit 3.29

               ADDENDUM NO. 1 TO AGREEMENT DATED OCTOBER 31, 1996


         Reference is made to that certain letter agreement dated October 31, 1996 (the "Agreement") by and between Monsanto Company ("Monsanto") and Food Extrusion, Inc. (the "Company"). In consideration of the covenants set forth below, Monsanto and the Company agree to amend the Agreement pursuant to Section
8.04 of the Agreement, as follows:

1. The third sentence of Section 1.01 is deleted and replaced with the following:

         "Exhibit A hereto sets forth the Company's cash flow forecast and projected use of the loan proceeds. The Company acknowledges that as of the date of this Addendum, you have lent $2,500,000. You shall make the remaining loans to the Company by wire transfer in immediately available funds on the following schedule: $1,000,000 on April 1, 1997, $600,000 on May 1, 1997, $400,000 on June
1, 1997 and $500,000 on July 1, 1997."


2. Sections 1.02, 1.03 and 1.05 of the Agreement are deleted in their entirety and replaced with the following:

         "Section 1.02.

                           (a) The  Note  shall  bear no  interest.  The  entire
principal amount of the Note shall mature and be payable in full on October 31, 1999, subject to the right by the Company to prepay the Note or any part thereof without penalty, upon 20 days prior written notice. So long as the Note is outstanding, upon written notice to the Company (the "Conversion Notice"), Monsanto may convert the aggregate unpaid principal amount outstanding under the Note (the "Outstanding Amount") into the number of shares of common stock of the Company equal to the Outstanding Amount divided by the lesser of (i) $5.00, or
(ii) the price per share for which the Company sold its common stock in the last offering prior to the Conversion Notice, in which $1 million or more was raised.

                           (b)  If,   during  the   period   that  the  Note  is
outstanding, the Company shall:

                                    (i)  subdivide  its  outstanding  shares  of

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Common  Stock into a greater  number of shares,  the  denominator  specified  in subsection (a) above shall be proportionately reduced, and, conversely, in case the Company shall at any time combine its outstanding shares of Common Stock into a smaller number of shares, such denominator shall be proportionately increased; or

                                    (ii) merge with or into another  corporation
(other than a merger in which the Company is the continuing corporation and which does not result in any reclassification of outstanding shares of Common Stock), the Note shall be convertible into the number of shares of stock or other securities or property receivable upon such merger by a holder of the number of shares of Common Stock into which the Note was convertible immediately prior to such merger.

                           (c) The  Company  shall,  during the period  that the
Note is outstanding, reserve and keep available out of its authorized Common Stock, for the purpose of issue upon conversion of the Note free from preemptive rights, such number of shares of Common Stock as shall then be issuable upon such conversion. All shares of Common Stock which shall be so issuable shall, when so issued upon any such conversion, be duly and validly issued and fully-paid and non-assessable.

                           (d) As promptly as practicable after the surrender of
the Note, the Company shall deliver or cause to be delivered to or upon the written order of the holder of the Note a certificate or certificates representing the number of shares of Common Stock into which the Note was converted. In case the Note shall be surrendered for conversion of a part only of the principal amount thereof, the Company shall execute and deliver to the holder of the Note a new Note in principal amount equal to the unconverted portion of the Note. No adjustments in respect of interest or dividends shall be made upon the conversion of the Note. No fractional share of Common Stock shall be issued upon conversion, but in lieu thereof the Company shall make payment in cash figured on the basis of the fair market value of a share of Common Stock as of the date of conversion (as determined in good faith by the Board of Directors).

                           (e)  Monsanto  shall have  registration  rights  with
respect to the shares of Common Stock into which the Note is converted as set forth in the form of registration rights agreement attached hereto as Exhibit E.


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         Section  1.03.  At least 20 days prior to the  closing (a  "Transaction
Closing") of any sale of an equity interest in the Company, except for (i) the issuance of common stock to employees, (ii) any issuance of the Company's capital stock in connection with any acquisition by the Company, or (iii) in connection with any transaction in which any strategic or other competitive advantage is granted to any investor(s) in the transaction (a "Transaction"), the Company shall provide a written notice to Monsanto that describes the material terms of the Transaction (a "Transaction Notice"). If Monsanto provides a written notice to the Company at least three days prior to the Transaction Closing of its intent to exercise its rights hereunder, Monsanto shall be entitled to purchase an equity interest in the Company equal to and on the same terms as those granted to any investor in the Transaction so long the Transaction Closing is on or prior to April 30, 1997.

         Section 1.05. Until January 31, 1998, the Company shall provide written notice to Monsanto of any written good faith proposal by any third party that involves the commercial exploitation of High Value Fraction production, which shall include, without limitation, oil, tocopherals, tocotrienals, waxes and gamma oryzanols (the "Proposal Notice"). Monsanto shall have the right to match such proposal by completing a transaction with the Company, within 20 days of the Proposal Notice, on terms that are substantially the same as those contained in the Proposal Notice.

         Section 1.06. Until July 31, 1997, the Company shall deliver to Monsanto every prospectus, offering circular or similar document (an "Offering Document") that sets forth the terms and conditions on which the Company offers to sell its securities (the "Offering"). Within 20 days following delivery of an Offering Document, Monsanto may provide written notice to the Company of its intent to purchase up to 30% of the aggregate amount of the securities offered in the Offering, whereupon Monsanto shall be bound to purchase such securities at the closing of the Offering so long as the Offering is completed on substantially the same terms set forth in the Offering Document."

3. Sections 2.02 and 5.02 are deleted in their entirety.

4. The phrase  "together  with all  interest  accrued  thereon" is deleted  from
Section 5.09.


IN WITNESS WHEREOF, the parties hereto have executed this Addendum No. 1 to the Agreement dated October 31, 1996 on this 6th day of February 1997.

Monsanto Company                       Food Extrusion, Inc.



/s/ Hendrik Verfaillie                 /s/ Daniel L. McPeak
----------------------                 -------------------
By:   Hendrik A. Verfaillie            By:  Daniel L. McPeak
Its:  Executive Vice President         Its: Chairman and Chief Executive Officer